

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 22, 2016

Via E-Mail
Jennifer Magro
Chief Financial Officer
Cavendish Futures Fund LLC
c/o UBS Alternatives LLC
1285 Avenue of the Americas, 20th Floor
New York, NY 10019

>   **Re: Cavendish Futures Fund LLC**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed March 30, 2016**
>   **File No. 0-55213**

Dear Ms. Magro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 32

1.   Please amend to provide the city and state on the report from your independent registered public accounting firm. Refer to Rule 2-02(a)(3) of Regulation S-X. Amend to provide similar information within the audit report pertaining to Sydling WNT Master Fund LLC. In addition, the first paragraph of the audit report on page 32 references statements of financial condition of Cavendish Fund LLC (the "Feeder Fund") as of December 31, 2015 and 201. Please revise to clearly identify the periods covered by the report.

Item 9A. Controls and Procedures, page 67

2. Please tell us whether your Member Designee's President and CFO evaluated the effectiveness of the Fund's disclosure controls and procedures as of December 31, 2015, as your conclusion regarding the effectiveness of the Fund's disclosure controls and procedures is noted as of December 31, 2014.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

    Sincerely,

    /s/ Kristi Marrone

    Kristi Marrone
    Staff Accountant
    Office of Real Estate and
     Commodities